EX-99
                            PATENT ABSTRACT

Pulmonary Inhalation Nano-Particle Drug Delivery System

Abstract.

Pulmonary inhalation Drug Delivery system for hydrophobic drug molecules for wet and dry inhalation. These formulations includes GRAS materials of three dimensional nano-particle composition which can include a micellar aggregate or mixed micelles dispersed in a continuous aqueous phase, or an emulsion of lipid droplets suspended in a continuous aqueous phase, and an active molecular drug agent which is an anti-bacterial agent. The nano-particle carrier has homogenous discernment in lungs and adhesiveness to the lung alveoli membranes without crossing the membrane barrier to the blood stream. The nano-particle carrier also has a high load capacity for the active agent to be carried to lungs with a predefined homogenous drop size. These formulations have the desirable properties of carrying a large amount of active agent for controlled and prolonged release thereof at the desired site, such as the trachea, bronchial tubes, to the alveoli membrane avoiding lung spasm. Accordingly, the present invention provides a formulation for inhalation application including an anti-bacterial agent carried by the nano-particle carrier. The agent is held by the carrier through a lipid constructed non-hydrophobic interaction and is released from the carrier in a controlled manner over a prolonged period of time. The carrier is also characterized by having a high adhesive capability towards lung membrane surfaces for a controlled period of time capable of dissolving without residue. The carrier and the agent are preferably present in a ratio of 5:1 to 1:5 in the formulation ensuring limited and small drop size corresponding to the aigent molecule size.